Mail Stop 3720

September 14, 2006

Via U.S. Mail and Fax (54 11 4332-2128)
Juan Ignacio López Basavilbaso
Chief Financial Officer
Telefónica Holding of Argentina, Inc.
Avenida Ingeniero Huergo 723
(C1107AOH) Buenos Aires, Argentina

RE: **Form 20-F for the fiscal year ended December 31, 2005**
        Filed May 12, 2006
        File No. 001-14828

Dear Mr. Lopez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005
Notes 10 and 22. Differences between Argentine GAAP and US GAAP, pages F-47 and F-119, respectively

1. In both the Telefónica Holding and Cointel financial statements when you reconcile to US GAAP you show reversals of inflation restatement for fiscals years 2005 and 2004, please describe for us in greater detail how government provisions of restatement for inflation that were apparently discontinued in 2003 still affect results in 2005 and 2004, in particular on your net income and share holders' equity in accordance with US GAAP totals.

2. Tell us also how you accounted for foreign exchange losses arising as a result of the severe devaluation after January 6, 2002, of foreign exchange losses on foreign currency-denominated liabilities. Indicate, if material, how they were allocated and what impact, if any, they had on your accounting for reversals of inflation restatement referred to in the comment above.

Note 9. Accounts and Transactions with Affiliates and Related Companies
9.2.2. Telefonica's consolidated outstanding balanced and transactions with related companies, page F-97

3. Refer to the second paragraph of Note 9.2.2. on page F-97 and the first table on page F-98, which disclose that your operator and majority shareholder charged management fees based upon flat percentages of a defined gross margin. With a view to additional disclosure, describe for us the services the Telefonica S.A. performs for you under the Management Agreement. Tell us how these management fees are accounted for under US GAAP. Tell us, and explain why, management's believes that the methods used are reasonable under Argentine GAAP and US GAAP. Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time, tell us, for each year presented, of management's estimate of what these management fee expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the Registrant had operated as an unaffiliated entity.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director